February 25, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (570) 343-1892


Frederick L. Hickman
President and Chief Executive Officer
North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, Pennsylvania 18503-0345

Re:	North Penn Bancorp, Inc.
	Amendment No. 1 to Form SB-2, filed February 15, 2005
	File No. 333-121121

Dear Mr. Hickman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have included within your "Recent Developments" and "Management`s Discussion and Analysis of Recent Developments" sections of your filing, updated financial information as of December
31, 2004 and have appropriately disclosed that this information is unaudited. Given the above, please revise your filing accordingly to present December 31, 2004 audited financial information in accordance with SAB Topic 1C, if available.



Summary - page 1

2. We note your response to our prior comment 8. However, we are unable to locate the summary discussion regarding possible termination of the offering. Please revise or advise.

How We Will Use the Proceeds - page 7

3. We note your response to prior comment 11. Please include your estimate of the cost to open the new branch in the Summary discussion.

4. Reference is made to the first bullet point. It is unclear why you have included the term "arms length." Given the relationship between the company and is subsidiary is it is unclear to us how the transaction can be at arms length. Given the relationship between the parties, it is also not apparent to us why the parties need to go to any difficult length to insure that the transaction is at arms length. Please advise.

After - Market Performance Information - page 11

5. We continue to believe that the term "short-term price performance" is at the very least unclear. We also concur with the concerns expressed in the last two sentences of your response to our prior comment. We suggest that you revise the material to delete the term short-term price performance and replace it with an explanation of the valid concerns express in letter of February 16, 2005.

Comparison of Independent Valuation and Pro Forma Financial
Information with... - page 51

6. Please include a new row at the top of the table that discloses in each column the number of shares the will be outstanding after the transaction is completed. Include a footnote to the table that briefly explains why the number is changing for, with foundation and for, no foundation.

Management Strategy - page 61

7. We note your response to our prior comment 21. However, we are unable to locate the discussion regarding possible targets for diversification in your loan portfolio. Please revise or advise.

Our Business - page 69

8. We note the disclosure on page 69 regarding the cease-and-desist order. Please revise to include a brief description of the subject or subjects covered by that order.



Allowance for Loan Losses and Asset Quality - pages 82 - 85

9. We note the revisions made to your filing pertaining to our original comment 22. Please further revise filing to address the following:

* Please explain if there has been a revision to your methodology for allocating the allowance for loan losses. For instance, we note that your loans continue to increase but your related allowance for loan losses has decreased. You only mention that you have reallocated the allowance as a result of a change in the composition of your portfolio;
* Please explain if you continue to use historical loss rates in determining your allowance for loan losses attributable to your passed assets or if you have changed this methodology;
* Please explain how you determine the allowance for loan losses attributable to your classified assets. Specifically address how your non-accrual loans are included in your allowance determination for your classified assets. We note that your non-accrual loans have increased from $991 to $1,024, but your allowance for classified assets has decreased from $284 to $173.

Consolidated Statements of Operations - page F-3

10. We note the revisions made to your filing as a result of our original comment 31 in which you have reclassified your previously recorded extraordinary loss as an increase in interest expense for your borrowed funds. Please supplementally explain to us how you determined the reclassification as discussed above, including what consideration was given to paragraph 20 of APB No. 26 and/or other relevant authoritative literature, as applicable.

11. As a result of this revision to the Consolidated Statement of Operations, please update and reissue the auditor`s opinion to incorporate the material reclassification that has occurred as a result of the adoption of SFAS No. 145.

Other

12. Please note the updating requirements in Article 3-12 of Regulation S-X.

13. Please include an updated consent of the independent accountants in your next amendment.


*      *      *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact John Spitz, Staff Accountant, at (202) 824-
5477
or Amit Pande, Senior Accountant at (202) 942-2952 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Corey D. O`Brien, Esq.
	Stevens & Lee, P.C.
425 Spruce Street, Suite 300
Scranton, Pennsylvania 18503



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North Penn Bancorp, Inc.
Page 5